As filed with the Securities and Exchange Commission on April 26, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RAYONIER INC.

(Exact name of Registrant as specified in its charter)

North Carolina	6798	13-2607329
(State of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

50 North Laura Street

Jacksonville, Florida 32202

(904) 357-9100

(Address, including zip code, and telephone number,

including area code, of Registrant’s principal executive offices)

W. Edwin Frazier, III

Vice President, Governance and

Corporate Secretary

50 North Laura Street

Jacksonville, Florida 32202

(904) 357-9100

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:    From time to time after this registration statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER UNIT (1)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)	AMOUNT OF REGISTRATION FEE

Common Shares	7,000,000 Shares	$39.56	$276,920,000	$35,086

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) based on the average high and low reported sales prices on the New York Stock Exchange for April 21, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 26, 2004

PROSPECTUS

RAYONIER INC.

7,000,000 COMMON SHARES

This Prospectus relates to 7,000,000 common shares, no par value, of Rayonier Inc. which we may offer and issue from time to time in the acquisition of other businesses, assets or properties.

We anticipate that such acquisitions will consist principally of forest products businesses, timber businesses, real estate investment trusts or other entities that are engaged in the forest products, timber or real estate business and/or own real properties or portfolios containing such properties. We may also issue common shares pursuant to this prospectus to directly acquire real estate properties or assets. The consideration for such business, property and asset acquisitions may consist of common shares, cash, notes, assumption of liabilities, or a combination thereof, as determined from time to time by negotiations between us and the owners or controlling persons of the property, portfolio, asset or entity to be acquired. The terms of the acquisition will be determined by negotiations between our representatives and the owners or controlling persons of the property, portfolio, asset or entity to be acquired. We anticipate that common shares used in any such acquisition will be valued at a price reasonably related to the current market value of the common shares, either at the time the terms of the acquisition are tentatively agreed upon, or at or about the time of the closing, or during the period or periods prior to the delivery of the common shares.

No underwriting discounts or commissions will be paid in connection with the issuance of the common shares, although finders’ fees may be paid from time to time in connection with specific acquisitions. Any person receiving such fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended. We will pay all expenses of this offering.

For information relating to the resale of common shares pursuant to this Prospectus, see “Outstanding Common Shares Covered by this Prospectus.”

Our common shares are listed on the New York Stock Exchange under the symbol “RYN.”

INVESTING IN OUR COMMON SHARES INVOLVES RISK. YOU SHOULD CAREFULLY CONSIDER EACH OF THE FACTORS DESCRIBED UNDER “ RISK FACTORS” WHICH BEGINS ON PAGE 3 OF THIS PROSPECTUS BEFORE YOU MAKE AN INVESTMENT IN THE COMMON SHARES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                     , 2004.

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any person to provide you with additional or different information. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.

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FORWARD-LOOKING STATEMENTS

Some of the information included in this prospectus, any prospectus supplement and the documents we incorporate by reference contain forward-looking statements. These statements use forward-looking words such as “may,” “will,” “anticipate,” “believe,” “expect,” “project” or other similar words. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition or state other “forward-looking” information.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. These statements reflect our current views with respect to future events and are subject to various risks, uncertainties and assumptions including, but not limited to, the following:

•	fluctuations in global market trends and world events that could impact customer demand and pricing;

•	interest rate and currency movements;

•	adverse weather conditions;

•	fluctuations in demand and pricing for cellulose specialties, absorbent materials, timber and wood products and real estate;

•	changes in production costs for wood products and performance fibers, particularly for raw materials such as wood, energy and chemicals;

•	unexpected delays in the closing of land sale transactions;

•	implementation or revision of governmental policies and regulations affecting the environment, import and export controls and taxes;

•	changes in tax laws that could reduce the tax benefits associated with being a Real Estate Investment Trust (“REIT”);

•	our ability to satisfy complex rules in order to qualify as a REIT and to operate effectively within the limitations imposed by these rules; and

•	the failure to achieve the expected competitive advantages of operating as a REIT.

Many of such factors are beyond our ability to control or predict. Readers are cautioned not to put undue reliance on forward-looking statements.

RAYONIER INC.

We are a leading international forest products company primarily engaged in activities associated with timberland management, including the purchase, sale and management of timberlands, and in the production and sale of high value-added performance cellulose fibers. We own or lease approximately 2.0 million acres of timberland located in the Southeast and Northwest United States and approximately 118,000 acres in New Zealand, and own and operate two performance fibers mills in the United States. We also manufacture lumber at three sawmills in the United States and medium-density fiberboard at a plant in New Zealand. In addition, we engage in the trading of logs and wood products. Our corporate strategy is focused on our two core businesses: (i) timber and land and (ii) performance fibers. Effective January 1, 2004, we completed a restructuring of our operations to allow us to operate as a real estate investment trust (REIT).

Our executive offices are located at 50 North Laura Street, Jacksonville, Florida 32202, and our telephone number is (904) 357-9100. Our website address is www.rayonier.com. The information contained on our website is not part of this prospectus.

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any prospectus supplement to “Rayonier,” “we,” “us,” or “our” are to Rayonier Inc. and its subsidiaries on a consolidated basis.

RISK FACTORS

Investing in our common shares involves a significant degree of risk, including the risks described below. You should carefully consider the following risk factors, together with all of the other information presented in this prospectus, any prospectus supplement, and the documents we have incorporated by reference in deciding whether to invest in our securities. Each of these factors could adversely affect the market price of our common shares and our financial results.

The cyclical nature of the forest products industry could adversely affect our results of operations.

Our financial performance is dependent on the selling prices of our products. The markets for absorbent materials, timber and wood products are cyclical and are influenced by a variety of factors beyond our control. For example, the demand for sawtimber is primarily affected by the level of new residential construction activity, the supply of manufactured timber products including imports of timber products and, to a lesser extent, repair and remodeling activity and other industrial uses. The demand for absorbent materials is related to the demand for disposable products such as diapers and feminine hygiene products. These activities are, in turn, subject to fluctuations due to:

•	changes in domestic and international economic conditions;

•	interest and currency rates;

•	population growth; and

•	weather conditions.

In addition, our results of operations are subject to global economic changes as supplies of wood fiber and pulp and paper production capacity shift in response to changing economic conditions.

Changes in global market trends and world events could impact customer demand.

The global reach of our business causes it to be subject to unexpected, uncontrollable and rapidly changing events and circumstances in addition to those experienced in U.S. locations. Adverse changes in the following factors, among others, could have a negative impact on our business and results of operations:

•	effects of exposure to currency other than United States dollars, due to having non-U.S. customers and foreign manufacturing operations in New Zealand;

•	regulatory, social, political, labor or economic conditions in a specific country or region; and

•	trade protection laws, policies and measures and other regulatory requirements affecting trade and investment, including loss or modification of exemptions for taxes and tariffs, and import and export licensing requirements.

Changes in production costs may adversely affect our financial condition.

Production costs for our wood products and performance fibers can be affected by increases or decreases in raw material prices, particularly for raw materials such as wood, energy and chemicals. These raw materials fluctuate in price as a result of changing economic conditions and due to particular supply and demand considerations. In particular, we have recently experienced a limited availability of hardwood which has resulted in increased production costs for some of our performance fibers grades. Increases in production costs could have a material adverse effect on our business, financial condition and results of operations.

Forestry and environmental regulations restrict timber harvesting and may otherwise restrict our ability to conduct our business.

If regulatory permits are delayed, restricted or rejected, a variety of operations on our timberlands could be delayed or restricted. In connection with a variety of operations on our properties, we are required to make regulatory filings with state agencies in the states in which we operate. Any of these agencies could delay review of or reject any of our filings. Any delay associated with a filing could result in a delay or restriction in replanting, thinning, insect control, fire control or harvesting, any of which could have an adverse effect on our operating results.

For example, in Washington state, we are required to file a Forest Practice Application for each unit of timber to be harvested. These applications may be denied or restricted by the regulatory agency or appealed by other parties, including citizen groups. Appeals or actions of the regulatory agencies could delay or restrict timber harvest activities pursuant to these permits. Delays or harvest restrictions on a significant number of applications could have an adverse effect on our operating results.

Environmental groups and interested individuals may seek to delay or prevent a variety of operations on our timberlands. We expect that environmental groups and interested individuals will intervene with increasing frequency in the regulatory processes in the states where we own timberlands. In Washington state, environmental groups and interested individuals may appeal individual forest practice applications or file petitions with the Forest Practices Board to challenge the regulations under which forest practices are approved. These and other challenges could materially delay or prevent operations on our properties. Delays or restrictions due to the intervention of environmental groups or interested individuals could adversely affect our operating results.

In addition to intervention in regulatory proceedings, interested groups and individuals may file or threaten to file lawsuits that seek to prevent us from implementing our operating plans. Any lawsuit or even a threatened lawsuit could delay harvesting on our timberlands. Among the remedies that could be enforced in a lawsuit is a judgment entirely preventing or restricting harvesting on a part of our timberlands.

Other regulations and environmental risks may adversely affect us. Our operations and properties are subject to laws and regulations governing forestry operations, the environment, and health and safety. Some of these laws and regulations could impose on us significant costs, penalties and liabilities for violations or existing conditions whether or not we caused or knew about them. Our lands are also subject to laws and regulations designed to protect wetlands and threatened or endangered species, which may restrict future harvesting, road building and other activities.

We may currently own or may acquire properties subject to environmental and other liabilities. We may currently own or may acquire timberlands subject to environmental liabilities, such as cleanup of hazardous substance contamination and other existing or potential liabilities of which we are not currently aware. While timberlands do not generally carry as high a risk of environmental contamination as industrial properties, the cost of cleanup of contaminated properties could increase our operating costs. We may not be able to recover any of these liabilities from the sellers of these properties. We also could be subject to claims or losses under environmental laws for conditions on those properties that are not revealed through investigations by environmental consultants before their acquisition.

The impact of existing regulatory restrictions on future harvesting activities may be underestimated. Federal, state and local laws and regulations intended to protect threatened and endangered species, as well as waterways and wetlands, limit and may prevent timber harvesting, road building and other activities on our timberlands. The threatened and endangered species restrictions apply to activities that would kill, injure or harass a protected species or significantly degrade its habitat. The size of the area subject to restriction will vary depending on the protected species at issue, the time of year and other factors, but can range from less than one to several thousand acres. A number of species that naturally live on or near our timberlands, including the northern spotted owl, marbled murrelet, bald eagle, several species of salmon and trout in the Northwest, and the red cockaded woodpecker, bald eagle, wood stork, red hill salamander, and flatwoods salamander in the Southeast, are protected under the Federal Endangered Species Act or similar state laws.

As we gain additional information regarding the presence of threatened or endangered species on our timberlands, or if regulations become more restrictive, the amount of our timberlands subject to harvest restrictions could increase.

Regulation may become more restrictive and reduce the amount of our timber that is available for harvesting. Laws, regulations and related judicial decisions and administrative interpretations affecting our business are subject to change and new laws and regulations that may affect our business are frequently enacted. These changes may adversely affect our ability to sell timber and our operating results. These laws and regulations may relate to, among other things:

•	the protection of timberlands;

•	endangered species;

•	air and water quality;

•	timber harvesting practices; and

•	recreation and aesthetics.

Over time, the number of environmental, endangered species and forestry laws and regulations has increased markedly and the enforcement of these laws and regulations has intensified. We believe that these laws and regulations will continue to become more restrictive.

Changes in demand for “higher and better use” properties may affect land sale revenues.

We regularly sell 2-4% of our timberland base each year in order to realize the appreciated value of our land holdings. The majority of such sales consist of properties that have become more valuable for development or conservation than for growing timber. A number of factors, including a slow down in commercial or residential real estate development, particularly along the I-95 corridor in Florida and Georgia, or a reduction in the availability of public funding for conservation projects, could reduce the demand for such properties and negatively affect revenues from our land sale program.

Changes in supply may affect timber prices and our revenues.

Some governmental agencies, principally the U.S. Forest Service and the Bureau of Land Management, own large amounts of timberlands. If these agencies choose to sell more timber than they have been selling in recent years, timber prices could fall.

Our industry is very competitive.

The forest products industry is very competitive in terms of price and quality. Many of our competitors have substantially greater financial and operating resources than we do and own more timberlands than we do. In addition, wood products are subject to significant competition from a variety of non-wood and engineered wood products. Also, we are subject to competition from lumber products and logs imported from foreign sources to the United States as well as to the export markets served by us. To the extent there is a significant increase in competitive pressures from substitute products or other domestic or foreign suppliers, our business could be substantially negatively affected.

Weather and other natural conditions may limit our timber harvest.

Weather conditions, timber growth cycles and restrictions on access may limit harvesting of our timberlands, as may other factors, including damage by fire, insect infestation, disease, prolonged drought and natural disasters.

We do not insure against losses of timber from any causes, including fire.

The volume and value of timber that can be harvested from our timberlands may be reduced by:

•	fire;

•	insect infestation;

•	severe weather;

•	disease;

•	natural disasters; and

•	other causes beyond our control.

A reduction in our timber inventory could hurt our financial results and cash flows. As is typical in the industry, we do not maintain insurance for any loss to our timber, including losses due to these causes.

A significant portion of the timberland that we own, lease or control is concentrated in limited geographic areas.

We own or lease approximately 2.1 million acres of timberland located primarily in the United States and New Zealand. Approximately 1.7 million acres are located principally in Georgia, Florida and Alabama. Accordingly, if the level of production from these forests substantially declines, it could have a material adverse effect on our overall production levels and our revenues.

Our operating and financial flexibility, including our ability to borrow money, is limited by certain debt arrangements.

We have significant debt arrangements in place at our major timberland subsidiary, Rayonier Forest Resources, L.P., including four series of long term installment notes totaling $485 million, all arranged in connection with a large timberland acquisition in October of 1999. In addition, we have a number of other debt arrangements in place, including, but not limited to, a revolving credit facility and five series of pollution control and solid waste disposal revenue bonds. We may be limited in our ability to borrow substantial amounts of money by covenants in these various debt agreements. As a result, we may not be able to borrow money to finance our operations or to make acquisitions. Additionally, some covenants in our debt agreements restrict our ability to:

•	incur liens;

•	engage in mergers, consolidations or asset dispositions;

•	sell, lease, transfer or otherwise dispose of assets;

•	permit our subsidiaries to incur debt;

•	change our business; or

•	permit us or our subsidiaries to change accounting practices.

Our credit facility contains covenants that require us to maintain compliance with financial ratios such as debt to “covenant EBITDA” and “covenant EBITDA” to interest expense, among others. “Covenant EBITDA” is defined as earnings from continuing operations before interest expense, income taxes, depreciation, depletion, amortization and the non-cash cost of land sales. In addition, our credit facility limits the sum of dividends in any period of four fiscal quarters to 90 percent of “covenant funds from operations” (Covenant FFO) plus the aggregate amount of dividends permitted under this Covenant FFO limitation in excess of the amount of dividends paid during such period. Covenant FFO is defined as consolidated net income excluding gains or losses from debt restructuring and investments in marketable securities plus depletion, depreciation and amortization and the non-cash cost basis of timberland sold. If we are unable to meet the terms of these covenants or if we breach any of these covenants, a default could result under our revolving credit facility. A default, if not waived by our lenders, could impair our ability to obtain funds under our revolving credit facility and could result in outstanding amounts thereunder becoming immediately due and payable. If acceleration occurs, we may not be able to repay our debt and we may not be able to borrow sufficient additional funds to refinance the debt.

We are dependent upon key personnel.

We believe that our success depends, to a significant extent, upon the efforts and abilities of our senior operating management team. Our failure to retain the key members of our senior operating management team could adversely affect our financial condition or results of operations.

Our failure to maintain satisfactory labor relations could have a material adverse effect on our business.

Approximately 40% of our work force is unionized. As a result, we are required to negotiate the wages, benefits and other terms with many of our employees collectively. Our financial results could be adversely affected if labor negotiations were to restrict our ability to maximize the efficiency of our operations. Our inability to negotiate acceptable contracts with any of these unions as existing agreements expire could result in strikes by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized employees were to engage in a strike or other work stoppage, or other employees were to become unionized, we could experience a significant disruption of our operations and higher on-going labor costs, which could have a material adverse effect on our business, results of operations and financial condition.

Market interest rates may influence the price of our common shares.

One of the factors that may influence the price of our common shares will be the annual yield from distributions by us on the common shares as compared to yields on other financial instruments. Thus, an increase in market interest rates will result in higher yields on other financial instruments, which could adversely affect the market price of our common shares.

The extent of our use of taxable REIT subsidiaries may affect the price of our common shares relative to the share price of other REITs.

We conduct a portion of our business activities through one or more taxable REIT subsidiaries (“TRSs”). TRSs are corporations subject to corporate-level tax. Therefore, we indirectly pay taxes on the income generated by our TRSs. However, our use of TRSs enables us to engage in non-REIT qualifying business activities such as the production and sale of performance fibers and wood products, sales of timberlands (as a dealer), sales of logs and lump-sum sales of timber. However, under the Internal Revenue Code of 1986, as amended (the “Code”), no more than 20% of the value of the assets of a REIT may be represented by securities of one or more TRSs. This limitation may affect our ability to increase the size of non-REIT qualifying operations. Furthermore, our use of TRSs may cause the market to value our common shares differently than the shares of other REITs, which may not use TRSs as extensively as we use them.

Lack of shareholder ownership and transfer restrictions in our articles of incorporation may affect our ability to qualify as a REIT.

In order to qualify as a REIT, an entity cannot have five or fewer individuals who own, directly or indirectly after applying attribution of ownership rules, 50 percent or more of its outstanding voting shares. Although it is not required by law or the REIT provisions of the Code, almost all existing REITs have adopted ownership and transfer restrictions in their articles of incorporation or organizational documents which seek to assure compliance with that rule. While we are not in violation of this rule, we do not have, nor do we plan on adopting, share ownership and transfer restrictions. As such, the possibility exists that five or fewer individuals could acquire 50 percent or more of our outstanding voting shares, which could result in our disqualification as a REIT.

If we fail to qualify as a REIT or fail to remain qualified as a REIT, we will have reduced funds available for distribution to our shareholders and our income will be subject to taxation at regular corporate rates.

We intend to operate so as to qualify as a REIT under the Code. As a REIT, we generally will not pay corporate-level tax on income we distribute to our shareholders (other than the income of our TRSs) as long as we distribute at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain). Qualification as a REIT involves the application of highly technical and complex provisions of the Code, which are subject to change, perhaps retroactively, and which are not entirely within our control. We cannot assure you that we will qualify as a REIT or be able to remain so qualified or that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly affect our ability to qualify as a REIT or the federal income tax consequences of such qualification.

If in any taxable year we fail to qualify as a REIT, we will suffer the following negative results:

•	we will not be allowed a deduction for distributions to shareholders in computing our taxable income; and

•	we will be subject to federal income tax on our taxable income at regular corporate rates.

In addition, we will be disqualified from treatment as a REIT for the four taxable years following the year during which the qualification was lost, unless we are entitled to relief under certain provisions of the Code. As a result, our net income and the funds available for distribution to our shareholders could be reduced for up to five years or longer.

Certain of our business activities are potentially subject to prohibited transactions tax.

As a REIT, we will be subject to a 100% tax on any net income from “prohibited transactions.” In general, prohibited transactions are sales or other dispositions of property to customers in the ordinary course of business. Sales of performance fibers and wood products which we produce, sales of timberlands (as a dealer), sales of logs and lump-sum sales of timber could, in certain circumstances, constitute prohibited transactions.

We intend to avoid the 100% prohibited transactions tax by conducting activities that would otherwise be prohibited transactions through one or more TRSs. We may not, however, always be able to identify timberland properties that will become part of our “dealer” land sales business. Therefore, if we sell timberlands which we incorrectly identify as property not held for sale to customers in the ordinary course of business or which subsequently become properties held for sale to customers in the ordinary course of business, we face the potential of being subject to the 100% prohibited transactions tax.

We will have potential deferred and contingent tax liabilities.

We will be subject to a federal corporate-level tax at the highest regular corporate rate (currently 35%) on any gain recognized from a sale of any assets which we held at January 1, 2004, the effective date of our REIT status election, that occurs within ten years of that date. However, we will be subject to such tax only to the extent of the difference between our tax basis and the fair market value of those assets as of January 1, 2004 (the “built-in-gain”). Gain from a sale of those assets occurring more than ten years after January 1, 2004 will not be subject to this corporate-level tax.

In addition, the IRS may assert liabilities against us for corporate income taxes for taxable years prior to the time we qualify as a REIT, in which case we will owe these taxes plus interest and penalties, if any. Moreover, any increase in taxable income for those years will result in an increase in accumulated earnings and profits, or E&P, which could cause us to pay an additional taxable distribution to our then-existing shareholders within 90 days of the relevant determination.

An investment in our common shares involves other tax issues.

State tax laws may not conform to federal tax law. Though we expect to qualify as a REIT for federal income tax purposes, our qualification as a REIT under the laws of each individual state will depend, among other things, on that state’s conformity with federal tax law.

If you live in a state whose tax laws do not conform to the federal tax treatment of REITs, even if we do not do business in that state, cash distributions to you may be characterized as ordinary income rather than capital gains for purposes of computing your state taxes. You should consult with your tax advisor concerning the state tax consequences of an investment in our common shares.

Capital gains distributions to non-U.S. shareholders are generally subject to withholding. We anticipate that substantially all of our cash distributions which are taxable to you will be treated as capital gains. Under provisions of the Code which apply to non-U.S. shareholders, capital gain distributions attributable to sales or exchanges by us of U.S. real property interests are generally subject to withholding at a rate of 35%.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy at prescribed rates any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

The SEC allows us to “incorporate by reference” the information we file, which means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities or we terminate this offering:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed March 8, 2004.

•	Our Current Report on Form 8-K filed on January 15, 2004.

We make available free of charge on or through our Internet website, www.rayonier.com, our proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Investor Relations Department

Rayonier Inc.

50 North Laura Street

Jacksonville, Florida 32202

(904) 357-9100

We have filed with the SEC a Registration Statement, of which this Prospectus is a part, under the Securities Act of 1933, with respect to the common shares offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and, in each instance, we refer you to the copy of such contract or documents filed as an exhibit to the Registration Statement.

DESCRIPTION OF CAPITAL STOCK

As of April 26, 2004, our authorized capital stock was 75,000,000 shares. Those shares consisted of: (a) 15,000,000 preferred shares, none of which were outstanding; and (b) 60,000,000 common shares, no par value. As of April 23, 2004, 49,516,517 common shares were outstanding.

General

Listing

Our outstanding common shares are listed on the New York Stock Exchange under the symbol “RYN.” Any additional common shares we issue also will be listed on the New York Stock Exchange.

Distributions

Subject to the rights of any series of preferred shares that we may issue, the holders of common shares may receive distributions when and as declared by the board of directors. Distributions may be paid in cash, shares or other form out of legally available funds.

Fully Paid

All outstanding common shares are fully paid and non-assessable. Any additional common shares we issue will also be fully paid and non-assessable.

Voting Rights

Subject to any special voting rights of any series of preferred shares that we may issue in the future, the holders of common shares may vote one vote for each share held in the election of directors and on all other matters voted upon by our shareholders. Holders of common shares may not cumulate their votes in the election of directors.

Other Rights

We will notify common shareholders of any shareholders’ meetings according to applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common shareholders will share equally in the assets remaining after we pay our creditors and preferred shareholders, if any. The holders of common shares have no preemptive rights. Common shares are not subject to any redemption provisions and are not convertible into any other securities.

Anti-Takeover Provisions

Certain provisions in our articles of incorporation and bylaws may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the board of directors rather than pursue non-negotiated takeover attempts.

Classified board of directors and limitations on removal of directors

Our articles of incorporation provide that the board of directors is divided into three classes as nearly equal in number as possible. The directors of each class are elected for three-year terms, and the terms of the three classes are staggered so that directors from a single class are elected at each annual meeting of shareholders. Directors can be removed only for cause. A staggered board makes it more difficult for shareholders to change the majority of the directors and instead promotes a continuity of existing management.

Blank check preferred shares

Our certificate of incorporation authorizes the issuance of blank check preferred shares. The board of directors can set the voting rights, redemption rights, conversion rights and other rights relating to such preferred shares and could issue such shares in either private or public transactions. In some circumstances, the blank check preferred shares could be issued and have the effect of preventing a merger, tender offer or other takeover attempt that the board of directors opposes.

Amendment to our bylaws

Our bylaws may be amended or repealed by our board of directors, including any bylaw adopted, amended or repealed by our shareholders.

North Carolina Shareholder Protection Act

The North Carolina Shareholder Protection Act generally requires the affirmative vote of 95% of a public corporation’s voting shares to approve a “business combination” with any person that a majority of continuing directors determines beneficially owns, directly or indirectly, more than 20% of the voting shares of the corporation (or ever owned more than 20% and is still an “affiliate” of the corporation) unless the fair price provisions and the procedural provisions of the Act are satisfied.

“Business combination” is defined by the Act as (i) any merger, consolidation or conversion of a corporation with or into any other entity, (ii) any sale or lease of all or any substantial part of the corporation’s assets to any other entity, or (iii) any purchase or lease from any other entity of assets having a value of more than $5,000,000 in exchange for securities of the corporation.

The Act contains provisions that allowed a corporation to “opt out” of the applicability of the act’s voting provisions within specified time periods that generally have expired. The Act applies to Rayonier since we did not opt out within these time periods.

Special Meetings of Shareholders

Neither our articles of incorporation nor our bylaws give shareholders the right to call a special meeting of shareholders. Our bylaws provide that special meetings of shareholders may be called only by our board of directors.

Limitation of Liability of Officers and Directors

Our articles of incorporation limit the liability of our directors to us and our shareholders to the fullest extent permitted by North Carolina law. Specifically, our directors will not be personally liable for monetary damages for breach of a director’s duty in such capacity, except for liability:

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for unlawful distributions as provided in Section 55-8-33 of the North Carolina Business Corporation Act; or

•	for any transaction from which the officer or director derived an improper personal benefit.

Our articles of incorporation also provide indemnification to our directors and officers to the maximum extent allowed by North Carolina law as it exists now or may hereafter be amended. Our directors and officers generally are entitled to indemnity against all liabilities and expenses in any suit or preceding, including a derivative suit, arising out of their status or activities as directors or officers, unless the actions taken by the individual to be indemnified were at the time taken known or believed by him to be clearly in conflict with our best interests.

The inclusion of these provisions in our articles of incorporation may reduce the likelihood of derivative litigation against our directors, and may discourage or deter shareholders or management from bringing a lawsuit against our directors for breach of their duties, even though such an action, if successful, might have otherwise benefited us and our shareholders. These provisions do not alter the liability of directors under federal securities laws and do not affect the right to sue (nor to recover monetary damages) under federal securities laws for violations thereof.

Transfer Agent and Registrar

Our transfer agent and registrar of the common shares is The Bank of New York.

OUTSTANDING COMMON SHARES COVERED BY THIS PROSPECTUS

This Prospectus has also been prepared for use by the persons who may receive from us the common shares as consideration in acquisitions and who may be entitled to offer and sell such common shares under circumstances requiring a prospectus; provided, however, that no shareholder will be authorized to use this Prospectus for any offer of common shares without first obtaining our consent. We may consent to the use of this Prospectus by such shareholders for a limited period of time, subject to such limitations and conditions which may be agreed to at the time of the acquisition. Resales of such common shares may then be made on the New York Stock Exchange or such other exchange on which the common shares may be listed, in the over-the-counter market, in private transactions or pursuant to underwriting agreements.

Agreements with shareholders permitting the use of this Prospectus may provide that any such offering be effected in an orderly manner through securities dealers, acting as broker or dealer, selected by us; that shareholders enter into custody agreements with one or more banks with respect to such common shares; and that sales be made only by one or more of the methods described in this Prospectus, as appropriately supplemented or amended when required. Such shareholders may be deemed to be underwriters within the meaning of the Securities Act.

When resales are to be made through a broker or dealer selected by us, it is anticipated that a member firm of the New York Stock Exchange may be engaged to act as such shareholders’ agent in the sale of common shares by such shareholder. The commission paid to the member firm will be the normal stock exchange commission (including negotiated commissions to the extent permissible). Sale of shares by the member firm may be made on the New York Stock Exchange or other exchange from time to time at prices related to prices then prevailing. Any such sales may be by block trade. Any such member firm may be deemed to be an underwriter within the meaning of the Securities Act and any commissions earned by such member firm may be deemed to be underwriting discounts and commissions under the Securities Act.

Upon being notified by a shareholder that a block trade has taken place, if required, we will file a supplementary prospectus pursuant to Rule 424 under the Securities Act, disclosing the name of the member firm, the number of common shares involved, the price at which such common shares were sold by such shareholder and the commissions to be paid by such shareholder to such member firm.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material federal income tax considerations and consequences of the ownership and disposition of our common shares.

The discussion does not address the tax consequences that may be relevant to particular shareholders subject to special treatment under certain federal income tax laws, such as dealers in securities, traders in securities who elect to mark to market, banks, insurance companies, regulated investment companies, shareholders who receive our common shares through the exercise of employee stock options or otherwise as compensation, persons holding our common shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, tax-exempt organizations (except to the extent discussed under the heading “Taxation of Tax-Exempt U.S. Shareholders”) or non-United States persons (except to the extent discussed under the heading “Taxation of Non-U.S. Shareholders”). This discussion does not address any consequences arising under the laws of any state, locality or foreign jurisdiction. For purposes of this discussion, references to Rayonier mean only Rayonier Inc., and various wholly-owned entities that for federal tax purposes will be disregarded as entities separate from Rayonier Inc., including Rayonier Forest Resources, L.P.

For purposes of the following discussion, a “U.S. shareholder” is an owner of our common shares who, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any state or under the laws of the District of Columbia, unless Treasury regulations provide otherwise;

•	an estate the income of which is subject to federal income taxation regardless of its source; or

•	a trust whose administration is under the primary supervision of a U.S. court and with respect to which one or more U.S. persons have the authority to control all substantial decisions of the trust.

If an entity treated as a partnership for U.S. federal income tax purposes owns our common shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partners and the activities of the partnership. Investors that are such partnerships and partners in such partnerships should consult their tax advisors about the U.S. federal income tax consequences of the ownership and disposition of our common shares.

Except where noted, all legal conclusions, but not statements of fact, in this section are the opinion of Vinson & Elkins L.L.P. The information in this discussion and the opinions of Vinson & Elkins L.L.P. expressed herein are based on current provisions of the Code, existing, temporary and currently proposed Treasury Regulations thereunder, the legislative history of the Code, existing administrative interpretations and practices of the IRS and judicial decisions, all of which are subject to change either prospectively or retroactively. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and judicial decisions will not significantly change the current law or adversely affect existing interpretations of current law.

The tax consequences of owning our common shares will depend on a shareholder’s particular tax circumstances. Prospective owners of our common shares are urged to consult their tax advisors regarding the specific federal, state, local and foreign income and other tax consequences of ownership and disposition of our common shares.

Tax Rates

The maximum individual tax rate for long-term capital gains is now 15% (for sales occurring after May 6, 2003 through December 31, 2008). The rate for “qualified dividend income” of individual U.S. shareholders is the same rate as on net capital gain (for tax years from 2003 through 2008). “Qualified dividend income”

generally includes dividends received from regular domestic corporations and from certain “qualified foreign corporations,” provided certain required share holding periods are met.

Dividends paid by a REIT from rental income and other REIT operations that generate ordinary income rather than capital gains generally are not qualified dividend income and are taxed at ordinary rates of up to 35%. Dividends paid by a REIT will be treated as qualified dividend income, however, to the extent that (i) the REIT itself has qualified dividend income—such as dividends from taxable REIT subsidiaries (“TRSs”)—for the taxable year in which the dividend was paid and (ii) the REIT designates such dividends as qualified dividend income. Qualified dividend income of a REIT for this purpose also includes the sum of (x) the excess of the REIT’s “real estate investment trust taxable income” for the preceding year, which will typically include any income that the REIT does not distribute to its shareholders, over the tax payable by the REIT on such income, and (y) the excess of the income of the REIT for the preceding year subject to the built-in gain tax on certain assets acquired from C corporations, including as a result of the conversion of a C corporation to a REIT, over the tax payable by the REIT on any such income in the preceding year. See “Taxation of Rayonier—General” for a discussion of the tax on built-in gain of a REIT.

In addition, capital gain dividends (that is, designated distributions of net capital gain) paid by REITs are eligible for the maximum 15% rate applicable to individuals. See “Taxation of Shareholders—Taxation of Taxable Domestic Shareholders—Distributions.”

Because we expect that a substantial proportion of our income as a REIT will consist of capital gain realized from certain timber cutting contracts subject to Section 631(b) of the Code (see “Taxation of Rayonier—Income Tests”) and of qualifying dividend income received from TRSs, we anticipate that most of the taxable portion of our distributions paid to our individual U.S. shareholders will be eligible for the maximum 15% tax rate as either long-term capital gain or qualified dividend income.

The new tax rate on qualified dividend income and long-term capital gains is eliminated for tax years beginning after December 31, 2008. Without future congressional action, the maximum individual tax rate on long-term capital gains will return to 20% in 2009, and the maximum individual tax rate on dividends will increase to 35% in 2009 and 39.6% in 2011.

Taxation of Rayonier

General.

Under federal income tax law, if certain detailed conditions imposed by the Code and related Treasury Regulations are satisfied, an entity that invests principally in real estate and that would otherwise be subject to tax as a corporation may elect to be treated as a REIT for federal income tax purposes. These conditions relate, in part, to the nature of the entity’s assets and income. Provided we qualify to be subject to tax as a REIT, we will generally not be subject to federal corporate income tax on taxable income that we distribute to our shareholders each year. This treatment substantially eliminates the “double taxation” that ordinarily applies to regular corporations that are subject to taxation once at the corporate level, when income is earned, and again at the shareholder level, when that income is distributed to them.

We will elect to be treated as a REIT commencing with our taxable year ending December 31, 2004, upon the filing of our federal income tax return for that year. We are organized and intend to operate in such a manner as to qualify for taxation as a REIT. In addition, as described more fully under “Income Tests” below, we have received a private letter ruling from the IRS substantially to the effect that our timberlands, including our timberlands that are subject to certain timber cutting contracts, will be considered qualifying real estate assets or interests in real property for purposes of the REIT asset tests discussed below and that the gains we derive from these timber cutting contracts will be from the sale of real property for purposes of the REIT gross income tests.

In the opinion of Vinson & Elkins L.L.P., commencing with the taxable period ending December 31, 2004, based on existing law, we are organized in conformity with the requirements for qualification as a REIT, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. The opinion of Vinson & Elkins L.L.P. is based on various assumptions relating to our organization and operation, our subsidiaries and affiliated entities and is conditioned upon representations made by our management regarding our organization, the assets and the past, present and future conduct of our business operations, our subsidiaries and affiliated entities. It is also based upon facts, representations and assumptions as of the date of this prospectus. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, our subsidiaries and affiliated entities, no assurance is given by Vinson & Elkins L.L.P. or by us that we will so qualify for any particular year. In addition, you should be aware that opinions of counsel are not binding on the IRS, and no assurance is given that the IRS will not successfully challenge the conclusions set forth in such opinions. Further, the income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See “—Failure to Qualify as a REIT.”

Our qualification and taxation as a REIT will depend upon our ability to meet on an ongoing basis the various qualification tests discussed below, our compliance with which will not be reviewed by Vinson & Elkins L.L.P. on a continuing basis. In addition, our ability to qualify as a REIT depends in part upon the operating results, organizational structure and entity classification for federal income tax purposes of certain affiliated entities, the status of which may not have been reviewed by Vinson & Elkins L.L.P. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets directly or indirectly owned by us, our subsidiaries and affiliated entities. Such values may not be susceptible to precise determination. Accordingly, no assurance is given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Provided we qualify for taxation as a REIT, we will generally not be subject to federal corporate income taxes on that portion of our ordinary income or capital gain that we distribute to our shareholders. The REIT provisions of the Code generally allow a REIT to deduct dividends paid to its shareholders. We will, nonetheless, be subject to federal tax under certain circumstances, including the following:

•	We will be subject to tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. See, however, “—Annual Distribution Requirements” with respect to our ability to elect to treat as having been distributed to shareholders certain of our capital gains upon which we have paid taxes, in which event the taxes that we have paid with respect to such income would be available as a credit or refund to shareholders.

•	If in a taxable transaction we dispose of an asset held at the REIT level that we owned on January 1, 2004, the effective date of our REIT conversion, which had a fair market value on that date in excess of its tax basis, referred to as “built-in gain,” we will be subject to tax on the built-in gain at the highest regular corporate rate applicable if the disposition of that asset occurs during the ten year period following January 1, 2004. In addition, if we acquire an asset from a corporation that is subject to corporate-level tax under subchapter C of the Code in a transaction in which our basis in the asset is determined by reference to the transferor’s basis (a “carryover basis transaction”), we will similarly be subject to tax at the highest regular corporate rate applicable if we recognize gain on a disposition of the asset during the ten year period following our acquisition of the asset. Income derived from the harvesting and sale of timber pursuant to certain timber cutting contracts (as opposed to gain derived from the sale of timberlands) is not subject to this built-in gains tax. Thus, we will not be subject to the built-in gains tax on the income we derive from the harvesting and sale of timber from timberlands we held at the time of our REIT conversion or from timberlands we acquire in the future in a carryover basis transaction from a corporation subject to tax under subchapter C if sold pursuant to such timber cutting contracts.

•	We may be subject to the “alternative minimum tax” on certain of our items of tax preference.

•	If we have (1) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income. In general, foreclosure property is property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property.

•	We will be required to pay a 100% tax on any net income from prohibited transactions. In general, prohibited transactions are sales or other taxable dispositions of property, other than foreclosure property, held for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test as discussed below but have otherwise maintained our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (1) the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test multiplied by (2) a fraction intended to reflect our profitability.

•	We will be required to pay a 4% excise tax on the amount by which our annual distributions to shareholders are less than the sum of (1) 85% of our ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, other than capital gain income we elect to retain and pay tax on and (3) any undistributed taxable income from prior periods, other than capital gains from such years which we elect to retain and pay tax on.

•	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between a REIT and a TRS if and to the extent that the IRS successfully adjusts the reported amounts of these items.

In addition, we, including our subsidiaries and affiliated entities, may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on our assets and operations.

Requirements for Qualification.

To qualify as a REIT, we must elect to be so treated and must meet the requirements, discussed below, relating to our organization, our share ownership, sources of income, nature of assets and distributions of income.

Organizational and Ownership Requirements.

A REIT is a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3) that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

(4) that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5) the beneficial ownership of which is held by 100 or more persons;

(6) in which, during the last half of each taxable year, not more than 50% in value of the outstanding shares are owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified entities); and

(7) which meets other tests described below, including with respect to the nature of its income and assets.

Conditions (1) through (4) must be met during the entire taxable year, and condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Though our charter does not provide restrictions regarding transfers of our shares, we anticipate that the current diversity of our shareholder base will continue and that we will satisfy the share ownership requirements described in conditions (5) and (6) above. In rendering its opinion that we are organized in a manner that permits us to qualify as a REIT, Vinson & Elkins L.L.P. is relying on our representations that the ownership of our shares satisfies the share ownership requirements set forth in conditions (5) and (6) above.

To monitor compliance with the share ownership requirements, we are generally required to maintain records regarding the actual ownership of our shares. To do so, we must request written statements each year from the record holders of significant percentages of our shares in which the record holders are to disclose the persons required to include in gross income the distributions paid by us. A list of those persons failing or refusing to comply with this request must be maintained as part of our records. Our failure to comply with these record keeping requirements could subject us to monetary penalties. A shareholder that fails or refuses to comply with the request is required by applicable Treasury Regulations to submit a statement with his tax return disclosing his actual ownership of the shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We satisfy this requirement.

In order to qualify as a REIT, we cannot have at the end of any taxable year any undistributed tax earnings and profits (“E&P”) that is attributable to a C corporation taxable year. We believe that we distributed all of our current and accumulated non-REIT E&P prior to December 31, 2003. The calculation of such E&P, however, is a complex factual and legal determination, and we may interpret the applicable law differently than the IRS. Accordingly, there are no assurances that the IRS will agree with our determination of such E&P, and there are uncertainties regarding the amount of such E&P. These uncertainties include the possibility that the IRS could, upon audit, successfully increase our taxable income, which would increase our accumulated E&P.

Disregarded Subsidiaries. If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, that is wholly-owned by a REIT, or by other disregarded subsidiaries, or by a combination of the two. Other entities that are wholly-owned by a REIT, including single member limited liability companies, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests.

Taxable REIT Subsidiaries. A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly-owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for federal income tax purposes. Accordingly, such an entity would generally be subject to corporate income tax on its taxable income.

A REIT is not treated as holding the assets of a TRS or as receiving directly any income that a TRS earns. Rather, the shares of a TRS are an asset in the hands of the REIT, and the REIT recognizes as income any dividends that it receives from a TRS. This treatment can affect the income and asset test calculations that apply to the REIT, as described below.

Partnerships. A REIT that is a partner in a partnership will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership’s income. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs, described below.

Income Tests.

In order to maintain qualification as a REIT, we must annually satisfy two gross income requirements. First, for each taxable year we must derive, directly or indirectly, at least 75% of our gross income from investments relating to real property or mortgages on real property (including “rents from real property” and “gain from the sale or other disposition of real property”) other than property held primarily for sale to customers in the ordinary course of business or from certain types of temporary investments. Second, for each taxable year we must derive, directly or indirectly, at least 95% of our gross income from real property investments that satisfy the 75% test, dividends, interest and gain from the sale or disposition of shares or securities (or from any combination of the foregoing).

In addition, if we should realize any taxable income from the sale or other disposition of property held primarily for sale to customers in the ordinary course of business (including our share of any such gain realized by any partnership in which we are a partner) then such income would be treated as income from a “prohibited transaction” and would not count for purposes of applying the 95% and 75% gross income tests. Such income would, however, be subject to a 100% tax. Under existing law, whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction.

Rents that we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. Substantially all of the rental income that we have received in the past and anticipate receiving in the future is derived from hunting leases, beekeeping leases, leases for the use of real property to erect and maintain billboards on property adjacent to certain public thoroughfares and the rental of rights of way through certain properties. Any income we receive from such leases and other property interests will constitute “rents from real property” under the applicable rules. While it is not expected that we will receive a substantial amount of rental income, we will take steps to ensure that any such rental income will qualify as “rents from real property” for purposes of the 75% and 95% gross income tests.

In addition, we have received a private letter ruling from the IRS substantially to the effect that our timberlands, including those timberlands that are subject to certain timber cutting contracts, will be considered qualifying real estate assets or interests in real property for purposes of the REIT asset tests, and that our gains derived from these timber cutting contracts will be from the sale of real property for purposes of the REIT gross income tests. In reaching these conclusions, the IRS expressly relied upon a representation from us that our disposal of timber pursuant to these timber cutting contracts will qualify as disposal of timber under Section 631(b) of the Code.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if our failure to meet these tests is due to reasonable cause and not due to willful neglect, we attach to our tax return a schedule of the sources of our income, and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. As discussed above under “General,” even if these relief provisions apply, a tax would be imposed with respect to the excess gross income.

Asset Tests.

At the close of each calendar quarter, we must satisfy the following tests relating to the nature of our assets:

•	First, at least 75% of the value of our total assets must consist of:

•	interests in real property (such as timberlands), including leaseholds and options to acquire real property and leaseholds;

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in mortgages on real property;

•	shares in other REITs; and

•	investments in shares or debt instruments during the one-year period following the receipt of new capital raised through equity offerings or offerings of debt with at least a five-year term.

•	Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

•	Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities.

•	Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs.

For purposes of the second and third asset tests, the term “securities” does not include shares in another REIT, equity or debt securities of a qualified REIT subsidiary or a TRS, or equity interests in a partnership. The 10% value test does not take into account “straight debt” issued by an individual or any entity if we hold no other securities issued by such entity, or by a partnership if we own at least a 20% profits interest in the partnership.

As of the date of this prospectus, more than 75% of the fair market value of our assets consists of timberlands owned in fee or held under long-term leases, and we expect that, at all times after the date of this prospectus, more than 75% of our assets owned directly and indirectly will consist of fee ownership and leasehold interests in timberland. Accordingly, we believe that we will be able to meet the 75% test described above on a going forward basis.

We own, through ownership of all of the stock of a wholly-owned subsidiary holding company, all of the outstanding shares of our various corporate subsidiaries that are engaged in the business of purchasing and harvesting timber and manufacturing forest products. These subsidiaries own and operate businesses that we, as a REIT, are not permitted to own and operate directly. We have elected to treat our subsidiary holding company that owns directly or indirectly all of the shares of these corporate subsidiaries as a TRS. In addition, we own shares in certain of our foreign subsidiaries through ownership of our TRS holding company.

The board of directors will determine the value of Rayonier’s assets for the purpose of ascertaining compliance with the REIT asset tests. Such a determination is binding upon the IRS so long as our board of directors acts in good faith. Although the board of directors may consult third parties, it is not known whether the board of directors will rely upon those third parties in making its determinations as to the value of our various assets.

If we fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT status if (1) we satisfy all of the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset test requirements arises from changes in the market values of our assets and is not wholly or partly caused by our acquisition of one or more non-qualifying assets. If we do not satisfy the condition described in clause (2) of the preceding sentence, we still can avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arises.

Annual Distribution Requirements.

In order to qualify as a REIT, we are required to make distributions (other than capital gain distributions) to our shareholders in an amount at least equal to (1) the sum of (a) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain) and (b) 90% of the net income (after tax), if any, from foreclosure property, minus (2) the sum of certain items of non-cash income. These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular distribution payment date after such declaration. To the extent that we do not distribute (or we are not treated as having distributed) all of our capital gain or we distribute (or we are treated as having distributed) at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax on the undistributed income at regular corporate tax rates. If we should fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain income for such year (other than capital gain income that we elect to retain and pay tax on as provided for below) and (3) any undistributed taxable income from prior periods (other than capital gains from such years which we elected to retain and pay tax on), we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

We may elect to retain rather than distribute our net long-term capital gains. The effect of this election is that:

•	we would be required to pay the tax on such gains at regular corporate tax rates;

•	each of our shareholders, although required to include his proportionate share of the undistributed long-term capital gain in income, would receive a credit or refund for his share of the tax paid by us as a result of filing his own tax return; and

•	the basis of a shareholder’s stock would be increased by the amount of the undistributed long-term capital gains (minus the amount of the tax on capital gains paid by us which was included in income by the shareholder).

It is possible that we, from time to time, may not have sufficient cash to meet the annual distribution requirements described above due to timing or other differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of such income and deduction of such expenses in arriving at our taxable income. If we encounter this situation, we may elect to retain the capital gain and pay the tax on the gain. Nevertheless, in order to pay such tax or otherwise meet the distribution requirements, we may find it necessary to arrange for short or possibly long-term borrowings, issue equity, or sell assets.

Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to our shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

Failure to Qualify as a REIT.

If we fail to qualify for taxation as a REIT in any taxable year and if the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify as a REIT will not be deductible by us and, in fact, would not be required to be made. In such event, all distributions to shareholders would be subject to tax as ordinary income (and, through the 2008 tax year, as qualified dividend income to individual U.S. shareholders), to the extent of our current and accumulated E&P. Subject to certain limitations, corporate U.S. shareholders may be eligible for the dividends received deduction in that case. If we later fail to qualify as a REIT, we will be disqualified from being eligible to be subject to tax as a REIT for the four taxable years following the year during which our REIT qualification was lost, unless we are entitled to relief under specific Code provisions.

Taxation of Shareholders

Taxation of Taxable Domestic Shareholders.

Distributions. Provided that we qualify as a REIT, distributions made to our taxable U.S. shareholders out of current or accumulated E&P, and not designated as capital gain distributions, will generally be taken into account by them as ordinary income. As a REIT, our distributions to corporate U.S. shareholders will not be eligible for the dividends received deduction. Under the Jobs and Growth Tax Act, dividends paid by a REIT from rental income and other REIT operations generally are not qualified dividend income and continue to be taxed at ordinary rates of up to 35%. Dividends paid by a REIT will be treated as qualified dividend income, however, to the extent that (i) the REIT itself has qualified dividend income—such as dividends from TRSs—for the taxable year in which the dividend is paid and (ii) the REIT designates such dividends as qualified dividend income. Qualified dividend income of a REIT will also include the sum of (x) the excess of the REIT’s “real estate investment trust taxable income” for the preceding year, which will typically include any income that the REIT does not distribute to shareholders, over the tax payable by the REIT on such income, and (y) the excess of the income of the REIT for the preceding year subject to the built-in gain tax on certain assets acquired from C corporations, including as a result of the conversion of a C corporation to a REIT, over the tax payable by the REIT on any such income in the preceding year. See “Taxation of Rayonier—General” for a discussion of the tax on built-in gain of a REIT.

Distributions from us that are designated as capital gain distributions will generally be taxed to shareholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the shareholder has held our common shares. A similar treatment will apply to long-term capital gains retained by us, to the extent that we elect the application of provisions of the Code that treat shareholders of a REIT as having received, for federal income tax purposes, undistributed capital gains of the REIT, while passing through to shareholders a corresponding credit for taxes paid by the REIT on such retained capital gains. Long-term capital gains are generally taxable at maximum federal rates of 15% (through the 2008 tax year) in the case of shareholders who are individuals, and 35% in the case of shareholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for taxpayers who are individuals, to the extent of previously claimed depreciation deductions.

Because most of our income as a REIT consists of capital gain realized from certain timber cutting contracts we believe are subject to Section 631(b) of the Code (see “Taxation of Rayonier—Income Tests”) and of qualifying dividend income received from TRSs, we anticipate that most of the taxable portion of our distributions will be eligible for the maximum 15% rate of tax, as either long-term capital gain or qualified dividend income, through the 2008 tax year.

Distributions in excess of our tax earnings are treated as a nontaxable return of basis to a shareholder until the shareholder has received a return of that basis. Thereafter, any such excess is treated as gain from the sale of the shareholder’s shares. We expect to make distributions that will substantially exceed our tax earnings.

The maximum 15% rate on qualified dividend income and long-term capital gains is eliminated for tax years beginning after December 31, 2008. Without future congressional action, the maximum individual tax rate on long-term capital gains will return to 20% in 2009, and the maximum individual tax rate on dividends will increase to 35% in 2009 and 39.6% in 2011.

Distributions declared by us on our common shares in October, November, or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by us and received by the shareholder by December 31 of such year, provided that we actually pay the distribution on or before January 31 of the following calendar year. Shareholders may not include in their income tax returns any of our net operating losses or capital losses. We will notify each shareholder after the close of our taxable year as to the portions of our distributions attributable to that year which constitute ordinary income, capital gain or a return of capital.

Sale of Our Common Shares. Upon any sale or other taxable disposition of our common shares, a U.S. shareholder will generally recognize gain or loss for federal income tax purposes in an amount equal to the difference between (1) the amount of cash and the fair market value of any property received on such sale or other disposition and (2) the holder’s adjusted basis in its shares for tax purposes. Such gain or loss will be capital gain or loss if the shares have been held by the U.S. shareholder as a capital asset and will be eligible for the maximum 15% rate of tax through the 2008 tax year if such shares have been held for more than one year, as discussed above under “Distributions.” In general, any loss recognized by a U.S. shareholder upon the sale or other disposition of our common shares that have been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions received by such U.S. shareholder which were treated as long-term capital gains.

Taxation of Tax-Exempt U.S. Shareholders.

Distributions that we make to a shareholder that is a tax-exempt entity will not constitute “unrelated business taxable income” (“UBTI”), provided that the tax-exempt entity has not financed the acquisition of its shares with “acquisition indebtedness” within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

Notwithstanding the preceding paragraph, however, a portion of our distributions may be treated as UBTI to certain United States private pension trusts if we are treated as a “pension-held REIT.” We do not anticipate that we will be so treated. If we were to become a pension-held REIT, however, special rules would apply to certain United States pension trusts that hold more than 10% of our shares.

Taxation of Non-U.S. Shareholders.

The rules governing U.S. federal income taxation of the ownership and disposition of our common shares by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts (collectively, “non-U.S. shareholders”) are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, this discussion does not address all aspects of U.S. federal income tax law and does not address state, local or foreign tax consequences that may be relevant to a non-U.S. shareholder in light of his particular circumstances. In addition, this discussion is based on current law, which is subject to change, and assumes that we will qualify for taxation as a REIT. Non-U.S. shareholders should consult their tax advisors to determine the impact of federal, state, local and foreign tax laws with regard to the ownership and disposition of our common shares (including reporting requirements) in light of their individual investment circumstances. As discussed below, because of the nature of our income, investment in our common shares by non-U.S. shareholders may be less favorable than investments in REITs whose principal activity is not timber-related.

Distributions to Non-U.S. Shareholders. Under the Code, distributions to a non-U.S. shareholder that are attributable to gain from sales or exchanges by us of U.S. real property interests will cause the non-U.S. shareholder to be treated as recognizing such gain as income effectively connected with the conduct of a U.S. trade or business. Non-U.S. shareholders would thus generally be subject to tax at the same rates applicable to domestic shareholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Such gain may also be subject to a 30% branch profits tax in the hands of a non-U.S. shareholder that is a corporation. We are generally required to withhold 35% of any distribution that is or can be designated as a U.S. real property capital gains distribution. The amount withheld is creditable against a non-U.S. shareholder’s U.S. federal income tax liability. It should be emphasized that the income we receive under timber cutting contracts subject to Section 631(b) of the Code will be characterized for federal income tax purposes as gain from the sale or other disposition of real property and that we will withhold at the 35% rate on distributions to non-U.S. shareholders attributable to such gain realized in respect of our timber cutting contracts.

The portion of distributions received by non-U.S. shareholders payable out of our E&P which are not attributable to capital gains and which are not effectively connected with a U.S. trade or business of the non-U.S.

shareholder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by treaty). In general, non-U.S. shareholders will not be considered engaged in the conduct of a U.S. trade or business solely as a result of their ownership of our common shares. In cases where the dividend income from a non-U.S. shareholder’s investment in our common shares is (or is treated as) effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder will generally be subject to U.S. federal income tax at graduated rates, in the same manner that U.S. shareholders are subject to tax with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a non-U.S. shareholder that is a foreign corporation).

Recently proposed legislation, if enacted, would treat U.S. real property capital gains distributions received by a non-U.S. shareholder in the same manner as ordinary income dividends, provided that (1) the capital gain distributions are received with respect to a class of stock that is regularly traded on an established securities market located in the United States and (2) the non-U.S. shareholder does not own more than 5% of that class of stock at any time during the taxable year in which the capital gain distributions are received.

Under the applicable U.S. Treasury Regulations, to obtain a reduced rate of withholding under a treaty, a non-U.S. shareholder is required to either (1) provide an IRS Form W-8BEN certifying such non-U.S. shareholder’s entitlement to benefits under a treaty together with, in certain circumstances, additional information or (2) satisfy certain other applicable treaty certification requirements. The Treasury Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty and for purposes of the 30% withholding tax described above, dividends paid to a non-U.S. shareholder that is an entity should be treated as paid to the entity or to those persons or entities holding an interest in such entity. Non-U.S. shareholders who hold our common shares through U.S. pass-through entities should consult their tax advisors.

Distributions in excess of our current and accumulated E&P to a non-U.S. shareholder will not be subject to tax to the extent that they do not exceed the shareholder’s adjusted basis in his common shares, but rather will reduce the adjusted basis of such common shares. To the extent that such distributions exceed the adjusted basis of a non-U.S. shareholder’s common shares, they will give rise to gain from the sale or exchange of such shares, the tax treatment of which is described below. If we are unable to determine at the time we make a distribution whether or not the distribution will be in excess of current and accumulated E&P, the entire amount of the distribution will be subject to withholding at the same rate as a dividend. However, to the extent we subsequently determine that such amounts were in excess of our current and accumulated E&P, a shareholder may be entitled to a refund of any excess withholding taxes provided the required information is furnished to the IRS. We do not expect to be required to withhold on that portion of any distribution to non-U.S. shareholders that we determine exceeds our current and accumulated E&P. However, if our common shares constitute a “United States real property interest” (see “—Sale of Our Common Shares” below), we will be required to withhold 10% of such portion.

Sale of Our Common Shares. Gain recognized by a non-U.S. shareholder upon the sale or exchange of our common shares will generally not be subject to U.S. taxation unless such shares constitute a “United States real property interest” within the meaning of the Code. Our common shares will not constitute a United States real property interest so long as we are a “domestically controlled REIT.” A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. shareholders. We believe that we will be a domestically controlled REIT; however, no assurance can be given that we will always be a domestically controlled REIT. If we are not a domestically-controlled REIT, gain arising from the disposition of our common shares by a non-U.S. shareholder will not be subject to tax, provided that such shares are publicly-traded on an established securities market (as determined under applicable Treasury Regulations) and the shareholder holds 5% or less of our outstanding shares during the five-year period ending on the date of disposition.

Even if these rules do not apply, a non-U.S. shareholder will nonetheless be subject to tax on gain from the sale or exchange of common shares if (i) the non-U.S. shareholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year of the disposition and certain other requirements are met or (ii) the gain is effectively connected with the conduct of a trade or business in the United States by the non-U.S. shareholder.

Information Reporting and Backup Withholding.

U.S. Shareholders. In general, information reporting requirements will apply to distributions on our common shares and to payments of the proceeds of the sale of our common shares to some U.S. shareholders. Further, backup withholding tax, currently at the rate of 28%, may apply unless the U.S. shareholder provides the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, or otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a U.S. shareholder will be allowed as a credit against the U.S. shareholder’s United States federal income tax liability and may entitle the shareholder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Shareholders. Generally, information reporting will apply to distributions on our common shares, and backup withholding, currently at the rate of 28%, may apply unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common shares effected by the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. shareholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the shareholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. shareholder of our common shares effected by a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker (i) is a United States person, (ii) is a controlled foreign corporation for U.S. tax purposes, (iii) derives 50% or more of its gross income from all sources for specified periods from activities that are effectively connected with the conduct of a U.S. trade or business or (iv) is a foreign partnership that at any time during its taxable year has more than 50% of its income or capital interests owned by United States persons or is engaged in the conduct of a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. shareholder’s foreign status and has no actual knowledge or reason to know the contrary.

Other Taxes

Any of Rayonier, our subsidiaries, affiliated entities or shareholders may be subject to foreign, state and local tax in various countries, states and localities, including those countries, states and localities in which they transact business, own property, or reside. The state, local or foreign tax treatment of us, our subsidiaries, affiliated entities and shareholders may differ from the federal income tax treatment described above. Consequently, holders of our common shares should consult their tax advisors regarding the effect of foreign, state and local tax laws upon the ownership and disposition of our common shares in light of their individual investment circumstances.

LEGAL MATTERS

Certain legal and tax matters will be passed upon for us by Vinson & Elkins L.L.P., New York, New York and Houston, Texas. Certain legal matters relating to North Carolina law will be passed upon for us by our North Carolina counsel, Womble Carlyle Sandridge & Rice, PLLC, Research Triangle Park, North Carolina.

EXPERTS

The consolidated financial statements and the related financial statement schedules incorporated herein by reference from the Annual Report on Form 10-K of Rayonier Inc. for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act contain specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, the statutes provide that (1) a corporation must indemnify a director or officer who is wholly successful, on the merits or otherwise, in his defense of a proceeding or a threatened proceeding to which he is a party or a threatened party because of his status as such, except to the extent limited or eliminated in the corporation’s articles of incorporation, and (2) a corporation may, but is not required to, indemnify a director or officer if he is not wholly successful in such defense, if it is determined that the director or officer meets certain standards of conduct, provided, however, when a director or officer is liable to the corporation or is adjudged liable on the basis that personal benefit was improperly received by him, the corporation may not indemnify him. A director or officer of a corporation who is a party to a proceeding may also apply to the courts for indemnification, unless the articles of incorporation provide otherwise, and the court may order indemnification in certain circumstances set forth in the statute. A corporation may, in its articles of incorporation or bylaws or by contract or resolution, provide indemnification in addition to that provided by statute, subject to certain conditions.

Our articles of incorporation obligate us, to the maximum extent permitted by North Carolina law, to indemnify our directors and officers against all liabilities and expenses (including reasonable attorney’s fees) incurred in connection with any suit or proceeding. This right to indemnification includes the right of a director or officer to be paid expenses in advance of the final disposition of any proceeding upon receipt of an undertaking to repay such amount. Our articles of incorporation also provide that, to the full extent permitted by law, a director shall not be personally liable for monetary damages for breach of any duty as a director.

Reference is made to Article VI and Article VII of our amended and restated articles of incorporation of the Company filed as an exhibit to our Registration Statement on Form S-8 filed on February 28, 1994 (Registration No. 33-52437).

We have in effect insurance policies indemnifying our directors and officers and those of our subsidiaries, against civil liabilities of such directors and officers.

In addition, we have indemnification agreements in effect between us and each of our directors and officers.

Any underwriters, dealers or agents may agree to indemnify our directors and our officers who signed the Registration Statement against certain liabilities which might arise under the Securities Act, from information furnished to us by or on behalf of any such indemnifying party.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits.

The following documents are filed as exhibits to this Registration Statement, including those exhibits incorporated herein by reference to a prior filing under the Securities Act or the Securities Exchange Act of 1934, as amended, as indicated in parentheses:

Exhibit Number		Exhibits
2.1	—	Purchase and Sale Agreement dated July 28, 1999 between Rayonier Inc. and Jefferson Smurfit Corporation (U.S.) (incorporated by reference to Exhibit 2.1 to the Registrant’s November 12, 1999 Current Report on Form 8-K/A, Amendment No. 1).

2.2	—	First Amendment to the Purchase and Sale Agreement dated October 25, 1999 between Rayonier Inc. and Jefferson Smurfit Corporation (U.S.) (incorporated by reference to Exhibit 2.2 to the Registrant’s November 12, 1999 Current Report on Form 8-K/A, Amendment No. 1).

2.3	—	Assignment and Assumption Agreement dated October 25, 1999 between Jefferson Smurfit Corporation (U.S.) and Timber Capital Holdings LLC (incorporated by reference to Exhibit 2.3 to the Registrant’s November 12, 1999 Current Report on Form 8-K/A, Amendment No. 1).

2.4	—	Assignment Agreement dated October 25, 1999 between Rayonier Inc. and Rayonier Timberlands Operating Company, L.P. (incorporated by reference to Exhibit 2.4 to the Registrant’s November 12, 1999 Current Report on Form 8-K/A, Amendment No. 1).

2.5	—	Contribution, Conveyance and Assumption Agreement dated December 18, 2003 by and among Rayonier Inc., Rayonier Timberlands Operating Company, L.P., Rayonier Timberlands, L.P., Rayonier Timberlands Management LLC, Rayonier Forest Resources, LLC, Rayland, LLC, Rayonier TRS Holdings Inc., Rayonier Minerals, LLC, Rayonier Forest Properties, LLC, Rayonier Wood Products, LLC, Rayonier Wood Procurement, LLC, Rayonier International Wood Products, LLC, Rayonier Forest Operations, LLC, Rayonier Properties, LLC and Rayonier Performance Fibers, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s January 15, 2004 Current Report on Form 8-K).

3.1	—	Amended and Restated Articles of Incorporation of Rayonier Inc. (incorporated by reference to Exhibit 4(a) to the Registrant’s February 28, 1994 Registration Statement on Form S-8 (Registration No. 33-52437)).

3.2	—	Bylaws of Rayonier Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s December 31, 2003 Annual Report on Form 10-K.)

4.1	—	Indenture dated as of September 1, 1992 between Rayonier Inc. and Bankers Trust Company, as Trustee, with respect to certain debt securities of Rayonier Inc. (incorporated by reference to Exhibit 4.1 to the Registrant’s December 31, 1993 Annual Report on Form 10-K).

4.2	—	First Supplemental Indenture dated as of December 13, 1993 (incorporated by reference to Exhibit 4.2 to the Registrant’s December 31, 1993 Annual Report on Form 10-K).

4.3	—	Three Year Revolving Credit Agreement dated effective November 24, 2003 among Rayonier Inc., Rayonier TRS Holdings Inc. and Rayonier Timberlands Operating Company, L.P. as Borrowers, the banks named therein as Initial Lenders, and Credit Suisse First Boston as Administrative Agent for the Lenders. (Incorporated by reference to Exhibit 4.2 to the Registrant’s December 31, 2003 Annual Report on Form 10-K).

4.4	—	Note Purchase Agreement dated as of October 25, 1999 between Rayonier Timberlands Operating Company, L.P. and Timber Capital Holdings LLC (incorporated by reference to Exhibit 4.2 to the Registrant’s September 30, 1999 Quarterly Report on Form 10-Q).

Exhibit Number		Exhibits
4.5	—	Other instruments defining the rights of security holders, including indentures (Not required to be filed. The Registrant hereby agrees to file with the Commission a copy of any other instrument defining the rights of holders of the Registrant’s long-term debt upon request of the Commission).

5.1	—	Opinion of Womble Carlyle Sandridge & Rice, PLLC relating to the legality of the securities being registered.

8.1	—	Opinion of Vinson & Elkins L.L.P. as to certain tax matters.

23.1	—	Consent of Deloitte & Touche LLP.

23.2	—	Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibit 5.1).

23.3	—	Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.1).

24.1	—	Powers of Attorney (included on page II-6).

Item 22. Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that the undertakings set forth in paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefits plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions set forth in Item 20, any charter provision, bylaw, contract, arrangement, statute or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) The undersigned Registrant hereby undertakes to supply by means of a Prospectus Supplement or post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida on the 26th day of April, 2004.

RAYONIER INC.

By:	/s/ W. L. NUTTER
Name:	W. L. Nutter
Title:	Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Gerald J. Pollack and W. Lee Nutter and each of them, either one of whom may act without the joinder of the other, as his or her true and lawful attorney-in-fact, with full power of substitution and re-substitution for him or her in any and all capacities, to sign on his or her behalf any and all amendments and post-effective amendments to this Registration Statement, or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits hereto and other documents in connection therewith or in connection with the registration of the securities under the Securities Act of 1934, as amended, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorneys-in-fact and agents or his or her substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on April 26, 2004.

Signature	Title
/s/ W. L. NUTTER W. L. Nutter	Chairman, President and Chief Executive Officer (Principal Executive Officer)

/s/ GERALD J. POLLACK Gerald J. Pollack	Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ HANS E. VANDEN NOORT Hans E. Vanden Noort	Vice President and Corporate Controller (Principal Accounting Officer)

/s/ RAND V. ARASKOG Rand V. Araskog	Director

/s/ RONALD M. GROSS Ronald M. Gross	Director

/s/ PAUL G. KIRK, JR. Paul G. Kirk, Jr.	Director

/s/ THOMAS I. MORGAN Thomas I. Morgan	Director

/s/ KATHERINE D. ORTEGA Katherine D. Ortega	Director

/s/ BURNELL R. ROBERTS Burnell R. Roberts	Director

/s/ CARL S. SLOANE Carl S. Sloane	Director

/s/ RONALD TOWNSEND Ronald Townsend	Director

/s/ GORDON I. ULMER Gordon I. Ulmer	Director

INDEX TO EXHIBITS

Exhibit Number		Exhibits
2.1	—	Purchase and Sale Agreement dated July 28, 1999 between Rayonier Inc. and Jefferson Smurfit Corporation (U.S.) (incorporated by reference to Exhibit 2.1 to the Registrant’s November 12, 1999 Current Report on Form 8-K/A, Amendment No. 1).

2.2	—	First Amendment to the Purchase and Sale Agreement dated October 25, 1999 between Rayonier Inc. and Jefferson Smurfit Corporation (U.S.) (incorporated by reference to Exhibit 2.2 to the Registrant’s November 12, 1999 Current Report on Form 8-K/A, Amendment No. 1).

2.3	—	Assignment and Assumption Agreement dated October 25, 1999 between Jefferson Smurfit Corporation (U.S.) and Timber Capital Holdings LLC (incorporated by reference to Exhibit 2.3 to the Registrant’s November 12, 1999 Current Report on Form 8-K/A, Amendment No. 1).

2.4	—	Assignment Agreement dated October 25, 1999 between Rayonier Inc. and Rayonier Timberlands Operating Company, L.P. (incorporated by reference to Exhibit 2.4 to the Registrant’s November 12, 1999 Current Report on Form 8-K/A, Amendment No. 1).

2.5	—	Contribution, Conveyance and Assumption Agreement dated December 18, 2003 by and among Rayonier Inc., Rayonier Timberlands Operating Company, L.P., Rayonier Timberlands, L.P., Rayonier Timberlands Management LLC, Rayonier Forest Resources, LLC, Rayland, LLC, Rayonier TRS Holdings Inc., Rayonier Minerals, LLC, Rayonier Forest Properties, LLC, Rayonier Wood Products, LLC, Rayonier Wood Procurement, LLC, Rayonier International Wood Products, LLC, Rayonier Forest Operations, LLC, Rayonier Properties, LLC and Rayonier Performance Fibers, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s January 15, 2004 Current Report on Form 8-K).

3.1	—	Amended and Restated Articles of Incorporation of Rayonier Inc. (incorporated by reference to Exhibit 4(a) to the Registrant’s February 28, 1994 Registration Statement on Form S-8 (Registration No. 33-52437)).

3.2	—	Bylaws of Rayonier Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s December 31, 2003 Annual Report on Form 10-K.)

4.1	—	Indenture dated as of September 1, 1992 between Rayonier Inc. and Bankers Trust Company, as Trustee, with respect to certain debt securities of Rayonier Inc. (incorporated by reference to Exhibit 4.1 to the Registrant’s December 31, 1993 Annual Report on Form 10-K).

4.2	—	First Supplemental Indenture dated as of December 13, 1993 (incorporated by reference to Exhibit 4.2 to the Registrant’s December 31, 1993 Annual Report on Form 10-K).

4.3	—	Three Year Revolving Credit Agreement dated effective November 24, 2003 among Rayonier Inc., Rayonier TRS Holdings Inc. and Rayonier Timberlands Operating Company, L.P. as Borrowers, the banks named therein as Initial Lenders, and Credit Suisse First Boston as Administrative Agent for the Lenders. (Incorporated by reference to Exhibit 4.2 to the Registrant’s December 31, 2003 Annual Report on Form 10-K).

4.4	—	Note Purchase Agreement dated as of October 25, 1999 between Rayonier Timberlands Operating Company, L.P. and Timber Capital Holdings LLC (incorporated by reference to Exhibit 4.2 to the Registrant’s September 30, 1999 Quarterly Report on Form 10-Q).

4.5	—	Other instruments defining the rights of security holders, including indentures (Not required to be filed. The Registrant hereby agrees to file with the Commission a copy of any other instrument defining the rights of holders of the Registrant’s long-term debt upon request of the Commission).

5.1	—	Opinion of Womble Carlyle Sandridge & Rice, PLLC relating to the legality of the securities being registered.

Exhibit Number		Exhibits
8.1	—	Opinion of Vinson & Elkins L.L.P. as to certain tax matters.

23.1	—	Consent of Deloitte & Touche LLP.

23.2	—	Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibit 5.1).

23.3	—	Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.1).

24.1	—	Powers of Attorney (included on page II-6).